Exhibit 99.2


[Translation]

Official Notice
(sent to the SXW Swiss Exchange on May 22, 2003)

Number: to be given by SWX
Subject: Share capital reduction from CHF 9 by CHF 3 to CHF 6
Security number: 581972
ISIN code: CH0005819724

At the Annual General Meeting on March 6, 2003, the Shareholders of Ciba Specialty Chemicals Holding Inc. (the "Company") have approved a proposal made by the Board of Directors to reduce the nominal value of each of the outstanding 72,130,117 shares of the Company from CHF 9 by CHF 3 to CHF 6.

This reduction also has an impact on the authorized capital (4 million shares with a new nominal value of CHF 6 each) and the conditional capitals (4 million shares with a new nominal value of CHF 6 each and 2 million shares with a new nominal value of CHF 6 each for employee share ownership schemes).

The capital reduction was entered into the Commercial Register of the Canton of Basel-Stadt on May 15, 2003.

The Company will effect payment of CHF 3 per share on May 23, 2003. On the same day, the trading of the shares with a nominal value of CHF 6 will start, whereby security number (581972) and ticker (CIBN) will remain the same.

Dated: May 22, 2003
Bank/Company: Ciba Specialty Chemicals Holding Inc.
Contact: Oliver Strub
Telephone: 061 636 7823